

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2022

Yishai Cohen
Chief Executive Officer
Landa App 3 LLC
6 W. 18th Street, 12th Floor
New York, NY 10011

> **Re: Landa App 3 LLC**
> **Offering Statement on Form 1-A**
> **Filed March 2, 2022**
> **File No. 024-11815**

Dear Mr. Cohen:

We have reviewed your offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Form 1-A filed March 2, 2022

996 Greenwood Ave NE Statements of Revenues and Certain Expenses, page F-28

1.   We note you provided an audited statement of revenues and certain expenses for 996 Greenwood Ave NE for the period from June 3, 2020 to December 31, 2020. Please tell us how you determined it was unnecessary to also provide an audited statement of revenues and certain expenses for the period from January 1, 2020 to June 2, 2020. Please refer to Rule 8-06 of Regulation S-X.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

  You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Mark Schonberger